UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 4, 2022

Ondas Holdings Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-39761	47-2615102
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

411 Waverley Oaks Road, Suite 114, Waltham, MA 02452

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (888) 350-9994

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock par value $0.0001	ONDS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On August 4, 2022, Ondas Holdings Inc. (the “Company” or “Ondas”) entered into an Agreement of Merger (the “Agreement”) with Talos Ltd. (or such other name as shall be approved by the Israeli Registrar of Companies), an Israeli company in formation as a wholly owned subsidiary of the Company (“Merger Sub”), and AIROBOTICS Ltd., an Israeli publicly traded company on the Tel Aviv Stock Exchange and a leading Israeli developer of autonomous unmanned aircraft systems and automated data analysis and visualization platforms (“Airobotics”).

The Agreement provides that, upon the terms and subject to the conditions set forth in the Agreement, and in accordance with the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder), Merger Sub shall be merged with and into Airobotics, and Airobotics will continue as a wholly owned subsidiary of the Company (the “Merger”). At the closing of the Merger, upon the terms and subject to the conditions set forth in the Agreement, each ordinary share of Airobotics issued and outstanding immediately prior to the closing of the Merger (other than shares owned by Airobotics or its subsidiaries (dormant or otherwise) or by the Company or Merger Sub) shall be exchanged for and converted into the right to receive 0.16806 of a fully paid and nonassessable share of the Company common stock without interest and subject to applicable tax withholdings (“Merger Consideration”). All fractional shares of the Company common stock that would otherwise be issued to a holder of Airobotics ordinary shares as part of the Merger Consideration will be rounded up to the nearest whole share based on the total number of shares of the Company's common stock to be issued to such holder of Airobotics ordinary shares.

Each of the Company, Merger Sub, and Airobotics has provided customary representations, warranties and covenants in the Agreement. The completion of the Merger is subject to various closing conditions, including (a) the requisite regulatory approvals being obtained; (b) the absence of any applicable order (whether temporary, preliminary or permanent) in effect which prohibits the consummation of the Merger; (c) the absence of any law of any governmental authority of competent jurisdiction prohibiting the consummation of the Merger; and (d) Airobotics obtaining the requisite stockholder approval. The Agreement contains customary termination rights for both the Company and Airobotics. Both the Company and Airobotics have the right to terminate the Agreement if the closing of the Merger does not occur on or before January 15, 2023.

The Merger is expected to close in the second half of 2022.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which is attached hereto as Exhibit 2.1, and is incorporated herein by reference.

Also, on August 8, 2022, the Company and Airobotics issued a joint press release announcing the signing of the Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

Also, on August 8, 2022, Airobotics filed an immediate report with the Israel Securities Authority and The Tel Aviv Stock Exchange Ltd. disclosing the signing of the Agreement (the “Immediate Report”). The Company is furnishing an English translation of the Immediate Report with this Current Report on Form 8-K to provide its stockholders with substantially the same information as the Airobotics stockholders.

The information in this Item 7.01 (including Exhibit 99.2) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Will be Filed with the SEC

Ondas will file with the SEC a registration statement on Form S-4, which will include a prospectus of Ondas. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDAS, AIROBOTICS, THE PROPOSED ACQUISITION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Ondas’ website at https://ir.ondas.com.

Forward-Looking Statements

Statements made in this report that are not statements of historical or current facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 or as defined in the Israeli Securities Law 5728 – 1968. We caution readers that forward-looking statements are predictions based on Ondas’ and Airobotics’ current expectations about future events. Examples of forward-looking statements include, among others, statements regarding the proposed acquisition, including the benefits and timing of the proposed acquisition. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Ondas’ and Airobotics’ actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors, including (1) the inability to complete the proposed acquisition, including due to a failure to obtain third party consents, or satisfy other closing conditions; (2) the risk that the proposed acquisition disrupts current plans and operations as a result of the announcement and consummation of the proposed acquisition; (3) the ability to recognize the anticipated benefits of the proposed acquisition, which may be affected by, among other things, the ability of management to integrate the combined company’s business and operation, and the ability of the parties to retain key employees; (4) costs related to the proposed acquisition; and (5) with respect to Ondas, the other risks and uncertainties discussed under the heading “Risk Factors” discussed under the caption “Item 1A. Risk Factors” in Part I of Ondas’ most recent Annual Report on Form 10-K or any updates discussed under the caption “Item 1A. Risk Factors” in Part II of Ondas’ Quarterly Reports on Form 10-Q and in Ondas’ other filings with the SEC and with respect to Airobotics, Section 27 in Chapter A of the Airobotics Periodic Report for 2021 as published in the Israeli Securities Authority’s Magna System on March 30, 2022. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise that occur after that date, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement of Merger, dated as of August 4, 2022.
99.1	Press release, dated August 8, 2022.
99.2**	English translation of Immediate Report, dated August 8, 2022, issued by Airobotics.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission (“SEC”).

**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2022	ONDAS HOLDINGS INC.

	By:	/s/ Eric A. Brock
Eric A. Brock
Chief Executive Officer

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